UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 7)

VIROPHARMA INCORPORATED
(Name of Subject Company)

VIROPHARMA INCORPORATED
(Name of Person Filing Statement)
_____________________________

Common Stock, $0.002 par value per share
(Title of Class of Securities)

928241108
(CUSIP Number of Class of Securities)

Ellen Rosenberg
Secretary
725 Chesterbrook Blvd
Wayne, Pennsylvania 19087
(484) 595-8800

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

George R. Bason, Jr. William J. Chudd Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by ViroPharma Incorporated, a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on November 25, 2013.  The Schedule 14D-9 relates to the cash tender offer by Venus Newco, Inc. (“Purchaser”), a Delaware corporation and a wholly owned direct subsidiary of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and a wholly owned indirect subsidiary of Shire plc, a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase all of the outstanding Shares, for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2013 and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser and SPHIL with the SEC on November 25, 2013.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

 Item 8.                  Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following new subsection (j) immediately before the subsection entitled “Cautionary Statement Concerning Forward-Looking Statements”:

“(j) Final Results of the Offer and Completion of the Merger.

At midnight, New York City time, on Thursday, January 23, 2014 (one minute after 11:59 p.m., New York City time, on January 23, 2014), the Offer expired as scheduled and was not extended.  As of midnight on January 23, 2014, approximately 53,745,956 Shares (excluding 3,597,087 Shares tendered by notice of guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 79.5% of the outstanding Shares.

The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.  All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment, and has paid or will promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on January 24, 2014, SPHIL completed the acquisition of ViroPharma by consummating the Merger pursuant to the terms of the Merger Agreement and in accordance with section 251(h) of the DGCL. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares owned by SPHIL or Purchaser, or ViroPharma or any of its subsidiaries, and Shares owned by stockholders who had properly exercised any available rights of appraisal under section 262 of the DGCL) were automatically converted into the right to receive, in cash and without interest, an amount equal to the Offer Price.

Following the Merger, all Shares ceased to trade on NASDAQ.  Shire intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of ViroPharma’s reporting obligations under the Exchange Act as promptly as practicable.

On January 24, 2014, Shire issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xvii) to the Schedule TO, and is incorporated herein by reference.”

 Item 9.                  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(18)
Press Release issued by Shire dated January 24, 2014 announcing the expiration and results of the tender offer and expected consummation of the merger (incorporated by reference to Exhibit (a)(5)(xvii) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIROPHARMA INCORPORATED

	By:	/s/ Ellen Rosenberg
		Name:	Ellen Rosenberg
		Title:	Secretary

Dated: January 24, 2014